===============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          (Amendment No.------------)*


                           --------------------------
                                 Autocyte, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)
                           ---------------------------
                                   0000527681
                                 (CUSIP Number)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

         CUSIP No.   0000527681                                Page 2 of 7 pages
-------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSON

       Roche Image Analysis Systems, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  | |
                                                             (b)  | |
       Not Applicable
--------------------------------------------------------------------------------
(3)    SEC USE ONLY


--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

--------------------------------------------------------------------------------
                          (5)    SOLE VOTING POWER
                                 3,049,680 shares
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER
   BENEFICIALLY OWNED
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER
           WITH                  3,049,680 shares
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,049,680
-------------------------------------------------------------------------------
(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |
       Not Applicable
--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       24.44%
-------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

         CUSIP No.   0000527681                               Page 3 of 7 Pages




         Item 1(a).  Name of Issuer:

                     Autocyte, Inc.

         Item 1(b).  Address of Issuer's Principal Executive Offices:

                     112 Orange Drive
                     Elon College, NC 27244

         Item 2(a).  Name of Person Filing:

                     Roche Image Analysis Systems, Inc.

         Item 2(b).  Address of Principal Business Office or, if None,
                     Residence:

                     100 U.S. Highway 202
                     Somerville, NJ 08876-3771

         Item 2(c).  Citizenship:

                     Delaware

         Item 2(d).  Title of Class of Securities:

                     Common Stock, par value $.01 per share

         Item 2(e).  CUSIP No.:  0000527681


         Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a)   [ ]   Broker or Dealer registered under Section 15 of the
                           Act

               (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act

               (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of
                           the Act

               (d)   [ ]   Investment Company registered under Section 8 of the
                           Investment Company Act

               (e)   [ ]   Investment Adviser registered under Section 203 of
                           the Investment Advisers Act of 1940

               (f)   [ ]   Employee Benefit Plan, Pension Fund which is subject
                           to the provisions of the Employee Retirement Income
                           Security Act of 1974 or Endowment Fund; see Section
                           240.13d-1(b)(1)(ii)(F)

               (g)   [ ]   Parent Holding Company in accordance with Section
                           240.-13d-1(b)(ii)(G) (Note:  See Item 7)

               (h)   [ ]   Group, in accordance with Section 240.13d-
                           1(b)(1)(ii)(H)

CUSIP No.   0000527681                                       Page 4 of 7 Pages



Item 4.  Ownership.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)  Amount Beneficially Owned: 3,049,680

         (b)  Percent of Class: 24.44%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:
                    3,049,680 shares

              (ii)  shared power to vote or to direct the vote:
                    0

              (iii) sole power to dispose or to direct the disposition of:
                    3,049,680 shares

              (iv)  shared power to dispose or to directthe disposition of:
                    0

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

              Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

              Not Applicable.

Item 9.  Notice of Dissolution of Group.

              Not Applicable.

CUSIP No. 0000527681                                       Page 5 of 7 Pages



Item 10. Certification and Signature.


         After reasonable inquiry and to the best of my knowledge and belief, I/we certify that the information set forth in this statement is true, complete and correct.

Dated this 6th day of February, 1998.



                                            ROCHE IMAGE ANALYSIS SYSTEMS, INC.





                                            By:  /s/ Frederick C. Kentz III
                                            -----------------------------
                                            Under Power of Attorney dated
                                            February 2, 1998 filed herewith

CUSIP No.   0000527681                                       Page 6 of 7 Pages



                                POWER OF ATTORNEY


The undersigned hereby constitutes and appoints Frederick C. Kentz III their true and lawful attorney-in-fact to:

         (1) execute for and on behalf of each of the undersigned (collectively, the "Companies") Forms 3, 4, 5 and any other form, schedule or document relating to an initial statement of, and changes in, Companies' beneficial ownership of equity securities now or hereafter acquired, and any necessary amendments to such forms or documents of extensions of time to file such forms, schedules or documents, in accordancewith the Securities Exchange Act of 1933 or Section 16 of the Securities Act of 1934, as amended, and the rules thereunder (collectively, the "Exchange Act");

         (2) execute for and on behalf of each of the Companies Schedules 13D and 13G filed with respect any entity by any of the Companies, to filethe same with the Securities and Exchange Commission, and to execute andfile any further amendments to such Schedules 13D and 13G; and

         (3) do and perform any and all acts for and on behalf of the Companies which may be necessary or desirable to complete the execution of any such form, schedule or document and the filing of such form with the United States Securities and Exchange Commission and any other authority.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform every act necessary and proper in the exercise of any of the rights and powers herein granted, as fully as such attorney-in-fact could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in- fact, in serving such capacity at the request of the undersigned, is not assuming any of the undersigned liabilities under the Exchange Act.

This Power of Attorney shall remain in effect for so long as the Companies are required to file reports under Exchange Act with respect to securities.

         CUSIP No.   0000527681                               Page 7 of 7 Pages



IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of February, 1998.


                                           ROCHE HOLDING LTD



                                           /s/  Dr. Felix Amrein
                                           --------------------------
                                           /s/  Dr. Bruno Maier
                                           --------------------------


                                           ROCHE FINANCE LTD



                                           /s/  Hans Wyss
                                           --------------------------
                                           /s/  Dr. Henri B. Meier
                                           --------------------------


                                           ROCHE HOLDINGS, INC.



                                           /s/  Marcel Kohler
                                           -------------------------


                                           F.HOFFMANN-LA ROCHE LTD



                                           /s/  Stefan Arnold
                                           -------------------------
                                           /s/  Bruno Heynen
                                           -------------------------


                                           ROCHE IMAGE ANALYSIS
                                           SYSTEMS, INC.



                                           /s/  Frederick C. Kentz III
                                           ---------------------------